1980 Post Oak Blvd. 8th Floor	713-625-8100
Houston, TX 77056	713-629-2330 fax
800-729-1900
PO Box 2029	stewart.com
Houston, TX 77252-2029	NYSE: STC
March 8, 2006
Mr. James Rosenberg,
Senior Assistant Chief Accountant
Mail Stop 6010
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Stewart Information Services Corporation Form 10-K for the year ended December 31, 2004 File No: 0001-02658
Dear Mr. Rosenberg:
Based on our discussions with Mr. Jim Atkinson, we are providing this letter as a supplement to our response letter dated February 15, 2006. The revisions to our disclosures discussed below will be incorporated with the other revisions included in our previous response.
We propose to revise the wording in paragraph two, page 8, “Title loss reserves” to read as follows (with changes underlined): “We base our estimates on reported claims, historical loss experience, title industry averages and the current legal and economic environment. In making estimates, we use moving-average ratios of recent actual policy loss payment experience (net of recoveries) to premium revenues. Provisions for title losses, as a percentage of title operating revenues, were 4.8%, 4.4% and 4.5% for the years ended December 31, 2004 and 2003 and 2002 respectively. Actual loss payment experience, as well as the impact of any large losses, is the primary reason for increases or decreases in our loss provision. A change of 0.5 percent in this percentage, a reasonably likely scenario based on historical loss experience, would have changed the provision for title losses and pretax earnings by approximately $10.5 million for the year ended December 31, 2004.”
We acknowledge that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. James Rosenberg
March 8, 2006

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Thank you for your suggestions and comments. If you have any questions or further comments or would like additional information, please contact our Principal Accounting Officer, Alison Evers, at (713) 625-8036, or me at (713) 625-8026.
Very truly yours,
/s/ Max Crisp
Max Crisp

Copies to:	John Watson, Fulbright & Jaworski Craig Allen, KPMG, Malcolm S. Morris, Co-Chief Executive Officer Stewart Morris, Jr., Co-Chief Executive Officer SISCO Audit Committee